FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2009 (No. 2)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On September 2, 2009, the registrant, Tower Semiconductor Ltd. (the “Company”), agreed to issue and sell to certain institutional investors in Israel 15.8 million shares (the “Shares”) of the Company’s ordinary shares, nominal value NIS 1 per share, at a price of NIS 3.80 (equivalent to approximately $1.00) per share and Series 6 Warrants to purchase 3.95 million ordinary shares at an exercise price of $1.06 per share, exercisable through August 2011 (the “Warrants”). The Shares will be listed on the Nasdaq Global Market and the Tel Aviv Stock Exchange. The Warrants will be listed only on the Tel Aviv Stock Exchange.

        Clal Finance Underwriters Ltd. acted as placement agent for the offering and in consideration for its services as placement agent is entitled to a placement agent fee of approximately $800,000.

        Gross proceeds from the sale of the Shares and Warrants are approximately $15.8 million. The Company intends to use the net proceeds it receives (after payment of fees to the placement agent for the offering) to purchase materials and supplies needed for production to satisfy its increased customer demand, as well as for working capital and general corporate purposes.

        The number of shares issuable to the investors is subject to increase if the closing price of the Shares on the date the Shares are delivered to the investors is less than NIS 3.59. In such event, the Company will issue additional ordinary shares to the investors in an aggregate amount equal to: (A) the difference between NIS 3.59 and such closing price, multiplied by 15.8 million (the number of Shares originally issuable to the purchasers), divided by (B) NIS 3.78 (which was the closing price of the ordinary shares of the Company in TASE on September 2, 2009).

        The Shares and Warrants were offered under the Company’s previously filed and effective shelf Registration Statement on Form F-3 (Registration No. 333-148747).The Company intends to file a prospectus supplement relating to the offering with the Securities and Exchange Commission within the period required by law.

        The completion of the issuance and delivery of the Shares to the institutional investors is expected to occur on or before September 4, 2009, and is subject to customary approvals and permits, including the approval of the Tel Aviv Stock Exchange.

        On September 3, 2009, the Company announced the abovementioned fundraising. Attached please find the press release.

        This Report is hereby incorporated by reference into our Registration Statement No. 333-148747 on Form F-3, as amended or supplemented, and our other effective registration statements.

EXHIBIT NO.	DESCRIPTION

99.1	Press release

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2009	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary